================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 33)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                          87927W10
      (Title of class of securities)                              (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                      October 4, 2006 and October 18, 2006
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                    (Page 1)

----------------------------------------------------------             ----------------------------------------------------
CUSIP No.  87927W10                                        13D
----------------------------------------------------------             ----------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                        EDIZIONE HOLDING S.p.A.
                          I.R.S. IDENTIFICATION NO.                       Not Applicable
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (a) [X]
                                                                                                         (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------
3                         SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS:                                                WC
----------------------    -------------------------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                          2(e):                                                                              [ ]
----------------------    -------------------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Italy
----------------------    -------------------------------------------------------------------------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                       30,084,650
SHARES                    -------------------------------------------------------------------------------------------------
                          8                      SHARED VOTING POWER:                     2,407,345,359
BENEFICIALLY                                                                              (See Item 5)
OWNED BY                  -------------------------------------------------------------------------------------------------
                          9                      SOLE DISPOSITIVE POWER:                  30,084,650
EACH
REPORTING                 -------------------------------------------------------------------------------------------------
                          10                     SHARED DISPOSITIVE POWER:                2,407,345,359
PERSON WITH                                                                               (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        2,437,430,009

----------------------    -------------------------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:             [ ]

----------------------    -------------------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               18.22%
                                                                                                            (See Item 5)
----------------------    ----------------------------------------------------- -------------------------------------------
14                        TYPE OF REPORTING PERSON:                             CO



                                    (Page 2)



---------------------------------------------------------             -----------------------------------------------------
CUSIP No.  87927W10                                       13D
---------------------------------------------------------             -----------------------------------------------------

-----------------------    ------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                     EDIZIONE FINANCE INTERNATIONAL S.A.
                           I.R.S. IDENTIFICATION NO.                    Not Applicable
                           OF ABOVE PERSON
-----------------------    ------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)   [X]
                                                                                                      (b)   [ ]
-----------------------    ------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    ------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                             WC
-----------------------    ------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                           2(e):                                                                             [ ]
-----------------------    ------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                         Italy
-----------------------    ------------------------------------------------------------------------------------------------
NUMBER OF                  7                     SOLE VOTING POWER:                      0
SHARES
                           ------------------------------------------------------------------------------------------------
BENEFICIALLY               8                     SHARED VOTING POWER:                    2,407,345,359
OWNED BY                                                                                 (See Item 5)
                           ------------------------------------------------------------------------------------------------
EACH                       9                     SOLE DISPOSITIVE POWER:                 0
REPORTING
                           ------------------------------------------------------------------------------------------------
PERSON WITH                10                    SHARED DISPOSITIVE POWER:               2,407,345,359
                                                                                         (See Item 5)
-----------------          ------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:      2,407,345,359

-----------------------    ------------------------------------------------------------- ----------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:            [ ]

-----------------------    ------------------------------------------------------------- ----------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           17.99%
                                                                                                         (See Item 5)
-----------------------    ------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                          CO





                                    (Page 3)



-----------------------------------------------------------              --------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------              --------------------------------------------------

------------------------    -----------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                       RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                            I.R.S. IDENTIFICATION NO.                      Not Applicable
                            OF ABOVE PERSON
------------------------    -----------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                             (a)  [X]
                                                                                                          (b)  [ ]
------------------------    -----------------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    -----------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                               WC
------------------------    -----------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                            2(e):                                                                              [ ]
------------------------    -----------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                           Italy
------------------------    -----------------------------------------------------------------------------------------------

NUMBER OF                   7                      SOLE VOTING POWER:                       30,084,650
SHARES
                            -----------------------------------------------------------------------------------------------
BENEFICIALLY                8                      SHARED VOTING POWER:                     2,407,345,359
OWNED BY                                                                                    (See Item 5)
                            -----------------------------------------------------------------------------------------------
EACH                        9                      SOLE DISPOSITIVE POWER:                  30,084,650
REPORTING
                            -----------------------------------------------------------------------------------------------
PERSON WITH                 10                     SHARED DISPOSITIVE POWER:                2,407,345,359
                                                                                            (See Item 5)

------------------------    -----------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        2,437,430,009

------------------------    -----------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:             [ ]

------------------------    -----------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            18.22%
                                                                                                           (See Item 5)
------------------------    -----------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                            PN




                                    (Page 4)

         This Amendment No. 33 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, Olimpia, Edizione Finance and Edizione Holding are members of a group with respect to the Telecom Italia Shares. By virtue of the 2006 Shareholders Agreement described below, Assicurazione Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of such group. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli has been provided by the nominating person or by such nominee director or officer.

Item 2. Identity and Background

         On October 4, 2006, both Mr. Corrado Passera and Mr. Alessandro Profumo resigned as directors of Olimpia. Mr. Passera and Mr. Profumo had been appointed to the board of directors of Olimpia by BCI and UCI. With the resignation of the two directors, the board of directors of Olimpia presently has seven directors, two of whom were appointed by Edizione Holding and five of whom were appointed by Pirelli.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Olimpa has Entered into a New Shareholders' Agreement

         On October 18, 2006, each of Pirelli, Edizione Holding, Edizione Finance, Olimpia, Assicurazioni Generali S.p.A. ("Generali") and Mediobanca S.p.A. ("Mediobanca") entered into an agreement (the "2006 Shareholders Agreement") relating to, among other things, certain Telecom Italia Shares held by each of Olimpia, Generali and Mediobanca (collectively, the "Affected Parties") comprising, in aggregate, 23.2% of the total number of issued and outstanding Telecom Italia Shares. An English translation of the 2006 Shareholders Agreement is filed as Exhibit 81.

         The 2006 Shareholders Agreement applies to (i) all of the Telecom Italia Shares held by Olimpia, (ii) certain Telecom Italia Shares held by Generali (comprising 3.67% of the total number of issued and outstanding Telecom Italia Shares) and (iii) certain Telecom Italia Shares held by Mediobanca (comprising 1.54% of the total number of issued and outstanding Telecom Italia Shares). The Telecom Italia Shares that are subject to the 2006 Shareholders Agreement are referred to below as "Affected Shares."



                                    (Page 5)

         The parties to the 2006 Shareholders Agreement agree to form a board of representatives (the "Shareholders Board"), which has certain decision-making functions under the agreement. Each of Generali and Mediobanca, and any additional party that is admitted to the agreement in the future, will have the right to appoint one member to the Shareholders Board, and Olimpia will have the right to appoint a number of members equal to the aggregate of the number of all other members of the Shareholders Board. Olimpia will also have the right to appoint the chairman of the Shareholders Board. The Shareholders Board will meet prior to each shareholders meeting of Telecom Italia to discuss all matters that are scheduled to be voted upon by the holders of Telecom Italia Shares at such shareholders meeting. If the members of the Shareholders Board unanimously agree on how the Affected Shares shall be voted in relation to a particular matter, then each of the Affected Parties will be required to vote all of its Affected Shares in that manner. If the members of the Shareholders Board do not unanimously agree as to how the Affected Shares shall be voted, then the Affected Parties will be free to vote the Affected Shares held by them at their own discretion.

         During the term of the 2006 Shareholders Agreement, each of the Affected Parties is prohibited from transferring more than 20% of the number of Affected Shares that it owns as of the date of the agreement (whether directly, or through derivative or other arrangements that have the effect of transferring the economic risks or benefits associated with the ownership of such shares).

         Each of Mediobanca and Generali may acquire additional Telecom Italia Shares, provided that such party does not at any time hold an aggregate number of Telecom Italia Shares that exceeds by more than 25% the number of Affected Shares held by such party as of the date of execution of the 2006 Shareholders Agreement. Any Telecom Italia Shares so acquired by Mediobanca or Generali will be deemed Affected Shares.

         No party to the 2006 Shareholders Agreement may purchase any Telecom Italia Shares without first notifying the Shareholders Board and the other parties to the agreement. Also, each party must promptly notify the Shareholders Board and each other party in the event that it transfers any Telecom Italia Shares.

         Under the 2006 Shareholders Agreement, each of Generali and Mediobanca has certain rights of first refusal that are triggered in the event that Olimpia proposes to transfer all (but not less than all) of its Telecom Italia Shares to any third party. However, such rights of first refusal will not arise if the applicable third party acquiror also offers to acquire the Telecom Italia Shares held by Generali and/or Mediobanca on the same terms and conditions that it proposes to acquire the Telecom Italia Shares held by Olimpia. Generali and Mediobanca also have rights of first refusal that are triggered in the event that Pirelli (whether acting alone or together with Edizione Finance or Edizione Holding) proposes to transfer more than 50% of the issued and outstanding shares of Olimpia to a third party.

         Olimpia is required to promptly consult with each of Generali and Mediobanca if (i) any third party makes an offer to become a shareholder of Olimpia by making a capital contribution thereto in the form of Telecom Italia Shares and (ii) such capital contribution would result in Olimpia's aggregate holding of Telecom Italia Shares being in excess of a certain threshold prescribed under applicable Italian law so as to require Olimpia to make a mandatory tender offer for Telecom Italia Shares. In that event, Generali and Mediobanca will have the option to either (i) become shareholders of Olimpia by contributing their respective Telecom Italia Shares thereto on


                                    (Page 6)
the same terms and conditions proposed by the third party or (ii) reduce their respective holdings of Telecom Italia Shares by such amount as may be necessary to ensure that Olimpia is not required under applicable Italian law to make a tender offer for Telecom Italia Shares. If Generali and Mediobanca do not (within such reasonable time as Olimpia may stipulate) commit to take those actions set forth in either of clauses (i) and (ii) in the immediately preceding sentence, then Olimpia may accept the offer of the third party and terminate the Shareholders Agreement.

         The 2006 Shareholders Agreement has an initial term of three years, and shall automatically be renewed for successive periods of three years unless any party delivers a notice of termination to each other party at least three months prior to the expiration of the then-current term.

         The 2006 Shareholders Agreement provides that holders of 0.5% or more of the total number of issued and outstanding Telecom Italia Shares may be admitted as additional parties to the agreement from time to time with the unanimous consent of the existing parties thereto.

         Pirelli, Edizione Holding, Edizione Finance, Generali and Mediobanca issued a joint press release concerning the Shareholders Agreement on October 18, 2006, a copy of which is filed as Exhibit 82.

         (b) Pirelli's Purchase of BCI and UCI's Equity Interests in Olimpia

         On October 4, 2006, Pirelli purchased all of BCI and UCI's respective 4.77% equity stakes in Olimpia, in each case for a purchase price of approximately (euro)585,000,000. After giving effect to those transactions, Pirelli holds 80% of the total share capital of Olimpia. The remaining 20% of Olimpia's share capital is held by Edizione Finance and Edizione Holding.

Item 7. Material to be Filed as Exhibits

81. Shareholders Agreement, dated as of October 18, 2006, by and among Pirelli, Edizione Holding, Edizione Finance, Olimpia, Generali and
         Mediobanca (English translation).

82.      Joint Press Release, dated as of October 18, 2006, issued by Pirelli,
         Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca.





                                    (Page 7)

EXHIBIT INDEX
Exhibit No.

81. Shareholders Agreement, dated as of October 18, 2006, by and among Pirelli, Edizione Holding, Edizione Finance, Olimpia, Generali and
         Mediobanca (English translation).

82.      Joint Press Release, dated as of October 18, 2006, issued by Pirelli,
         Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca.






                                    (Page 8)

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: November 7, 2006

                                     EDIZIONE HOLDING S.p.A.



                                     By: /s/ Gianni Mion
                                         -----------------------------------
                                         Name:  Gianni Mion
                                         Title: Chief Executive Officer




                                    (Page 9)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: November 7, 2006

                                     EDIZIONE FINANCE INTERNATIONAL S.A.



                                     By: /s/ Gustave Stoffel
                                         -----------------------------------
                                         Name:  Gustave Stoffel
                                         Title: Director



                                    (Page 10)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: November 7, 2006

                                     RAGIONE S.a.p.a DI GILBERTO
                                     BENETTON E C.



                                     By: /s/ Gilberto Benetton
                                         -----------------------------------
                                         Name:  Gilberto Benetton
                                         Title: Chairman





                                    (Page 11)